-----------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                     (Final)
                                       to
                                 Schedule 14D-1

                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934
                                       and
                                Amendment No. 1
                                to Schedule 13D

                           Praegitzer Industries, Inc.
                            (Name of Subject Company)

                             Tyco International Ltd.
                              Sigma Circuits, Inc.
                             T Merger Sub (OR), Inc.
                                    (Bidders)


                                  Common Stock
                         (Title of class of securities)



                                    739422103
                      (CUSIP number of class of securities)

                    Mark H. Swartz, Executive Vice President
                        c/o Tyco International (US) Inc.
                                  One Tyco Park
                           Exeter, New Hampshire 03833
                                 (603) 778-9700
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)

                                 with a copy to:

                             Joshua M. Berman, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                            Telephone: (212) 715-9100

                                Page 1 of 7 pages
                       Exhibit Index is located on page 6

          T Merger Sub (OR), Inc., an Oregon corporation (the "Purchaser") and a wholly owned subsidiary of Sigma Circuits, Inc. ("Sigma"), a Delaware corporation and an indirect subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), Sigma and Tyco hereby amend their Tender Offer Statement on
Schedule 14D-1 dated November 1, 1999 (the "Schedule 14D-1") and their Schedule 13D dated November 5, 1999, each relating to the Purchaser's offer to purchase all the outstanding shares of Common Stock (the "Shares"), of Praegitzer Industries, Inc., an Oregon corporation (the "Company"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1.

Item 10.  Additional Information.

         Item 10(f) is hereby amended to add the following:

          "The Offer of the Purchaser to purchase all outstanding Shares of the Company expired at 12:00 midnight, New York City time, on Tuesday, November 30, 1999. The tendered Shares were accepted by the Purchaser for payment, subject to the terms of the Offer. Tyco issued a press release on December 1, 1999, in which it disclosed that the Depositary had informed it that an aggregate of 12,637,632 (including Shares subject to guaranteed delivery procedures), representing approximately 96.25% of all the outstanding Shares, were tendered and not withdrawn prior to the Expiration Date."

Item 11.  Material To Be Filed as Exhibits.

(a)(10)  Press release, issued December 1, 1999.

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 1999


                                          TYCO INTERNATIONAL LTD.



                                          By: /s/ Mark H. Swartz
                                             -------------------------------
                                             Name:  Mark H. Swartz
                                             Title: Executive Vice President
                                                    and Chief Financial Officer

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 1999


                                          Sigma Circuits, Inc.



                                          By: /s/ Jeffrey D. Mattfolk
                                             -------------------------------
                                             Name:  Jeffrey D. Mattfolk
                                             Title: Vice President

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 1999


                                             T Merger Sub (OR), Inc.



                                             By: /s/ Jeffrey D. Mattfolk
                                                --------------------------
                                                Name:  Jeffrey D. Mattfolk
                                                Title: Vice President

                                  EXHIBIT INDEX

Exhibit                                                         Sequentially
Number                 Description                              Numbered Page
------                 -----------                              -------------

(a)(10)      Press release issued on December 1, 1999                 6